                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
       OF 1934

      For the fiscal year ended December 31, 2003

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

      For the transition period from _____________ to ___________

   Commission file number 333-91178

            A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                            Park National Corporation
                         Employees Stock Ownership Plan

            B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Park National Corporation
                              50 North Third Street
                               Newark, Ohio 43055

                              REQUIRED INFORMATION

            The following financial statements and supplemental schedules for the Park National Corporation Employees Stock Ownership Plan are being filed herewith:

Audited Financial Statements:

Report of Independent Registered Public Accounting Firm - Ernst & Young LLP

Statements of Net Assets Available for Benefits at December 31, 2003 and 2002

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2003 and 2002

Notes to Financial Statements - December 31, 2003

Supplemental Schedules:

Schedule of Assets Held for Investment Purposes, Schedule H, Line 4(i) - December 31, 2003

Schedule of Reportable Transactions, Schedule H, Line 4(j) - December 31, 2003

            The following exhibit is being filed herewith:

Exhibit No.                            Description
-----------                            -----------
   23.1       Consent of Independent Registered Public Accounting Firm -
              Ernst & Young LLP

                                   SIGNATURES

            The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            PARK NATIONAL CORPORATION EMPLOYEES
                                            STOCK OWNERSHIP PLAN

                                            By THE PARK NATIONAL BANK, Trustee

Date: June 24, 2004                         By: /s/Stuart N. Parsons
                                                --------------------------------

                                            Printed Name: Stuart N. Parsons

                                            Title: Senior Vice President

                          Audited Financial Statements
                           And Supplemental Schedules

                       Park National Corporation Employees
                              Stock Ownership Plan

                     Years ended December 31, 2003 and 2002
          with Report of Independent Registered Public Accounting Firm

                       Park National Corporation Employees
                              Stock Ownership Plan

                          Audited Financial Statements

                     Years ended December 31, 2003 and 2002

                                    CONTENTS

Audited Financial Statements

Report of Independent Registered Public Accounting Firm.....................    1
Statements of Net Assets Available for Benefits.............................    2
Statements of Changes in Net Assets Available for Benefits..................    3
Notes to Financial Statements...............................................    4

Supplemental Schedules

Schedule H, Line 4(i) - Assets Held for Investment Purposes................    10
Schedule H, Line 4(j) - Reportable Transactions............................    11

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Executive Committee of the Board of Directors
Park National Corporation

We have audited the accompanying statements of net assets available for benefits of the Park National Corporation Employees Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying schedule of assets (held at end of year) and schedule of reportable transactions as of December 31, 2003 are presented for the purpose of additional analysis and are not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               ERNST & YOUNG LLP

Columbus, Ohio
June 23, 2004

                       Park National Corporation Employees
                              Stock Ownership Plan

                 Statements of Net Assets Available for Benefits

                                                                                DECEMBER 31,
                                                                            2003          2002
                                                                         -----------   -----------
ASSETS
Cash and cash equivalents                                                $   332,737   $   263,188

Investments:
       Park National Corporation Common Stock                             54,426,847    44,070,827
       Mutual Funds                                                       10,761,920     8,992,444
       Certificates of Deposit,
          issued by Park National Corporation bank affiliates              2,716,720     3,284,643
                                                                         -----------   -----------
                                                                          67,905,487    56,347,914
Contributions receivable:
       Employer                                                                  454           900
       Employee                                                                    -             -
                                                                         -----------   -----------
                                                                                 454           900

Accrued interest and dividends                                               450,628       429,390

                                                                         -----------   -----------
                                                                             450,628       429,390

                                                                         -----------   -----------
Net assets available for benefits                                        $68,689,306   $57,041,392
                                                                         ===========   ===========

See accompanying notes.

                       Park National Corporation Employees
                              Stock Ownership Plan

           Statements of Changes in Net Assets Available for Benefits

                                                          YEAR ENDED DECEMBER 31,
                                                            2003          2002
                                                         -----------   -----------
Additions
Investment Income:
      Net realized and unrealized appreciation
           in fair value of  investments                 $ 8,726,533   $   657,835
      Interest and dividends                               1,823,943     1,745,932
                                                         -----------   -----------
                                                          10,550,476     2,403,767

Contributions:
      Employer                                             1,460,976     1,378,751
      Employee                                             3,444,603     3,081,381
                                                         -----------   -----------
                                                           4,905,579     4,460,132

                                                         -----------   -----------
Total additions                                           15,456,055     6,863,899

Deductions:
      Benefit payments to participants                     3,808,141     2,850,045
                                                         -----------   -----------
Net increase in net assets available for benefits         11,647,914     4,013,854

Net assets available for benefits at beginning of year    57,041,392    53,027,538
                                                         -----------   -----------

Net assets available for benefits at end of year         $68,689,306   $57,041,392
                                                         ===========   ===========

See accompanying notes.

                            Park National Corporation
                         Employees Stock Ownership Plan

                          Notes to Financial Statements

                                December 31, 2003

1. DESCRIPTION OF THE PLAN

The following description of the Park National Corporation Employees Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan covering full-time or part-time employees of Park National Corporation and subsidiaries (Park) who have one year of service, age twenty-one or older, and worked at least 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute up to 25% of their pretax annual compensation, as defined in the Plan. Participants may also contribute rollover amounts representing distributions from other qualified defined contribution plans. The maximum salary deferral permitted by the Internal Revenue Code (Code) for 2003 and 2002 was $12,000 and $11,000.

Park provides a matching contribution at a level established annually by Park. For 2003, Park matched 50% up to the first 15% of compensation.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's salary deferral and allocation of Park's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants' accounts are 100% vested at all times.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENTS OF BENEFITS

On termination of service and before age 59-1/2, a participant may elect to receive either a lump sum or rollover amount equal to the value of his or her account. After age 59-1/2, a participant may elect lump sum, rollover, or installments over a period certain not to exceed the participant's (and his designated beneficiary's) life expectancy.

ESOP

Effective January 1, 2002, the Plan was amended and restated to become a ESOP Plan that invests in Park National Corporation common stock. The Plan is unleveraged and all new contributions (both employer and employee) will be used to purchase Park National Corporation common stock only. Participants have the ability to diversify their investments upon reaching age 55. The Plan has changed its name from Park National Corporation Employees Voluntary Salary Deferral Plan and Trust to Park National Corporation Employees Stock Ownership Plan. All other provisions of the Plan remain the same.

2. SUMMARY OF ACCOUNTING POLICIES

BASIS OF PRESENTATION

The financial statements of the Plan are prepared on the accrual basis.

VALUATION OF INVESTMENTS

Investments are stated at fair value. Park National Corporation common stock is valued at its quoted market price. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

ADMINISTRATIVE EXPENSES

All administrative expenses charged to the Plan are borne by Park. Trustee fees for the Plan are waived each year. Park also provides other accounting and administrative services to the Plan.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)

2. SUMMARY OF ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation. These reclassifications had no effect on net assets available for benefits as previously reported.

3. PLAN TERMINATION

Although Park has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)

4. INVESTMENTS

The Plan's investments are held in trust by The Park National Bank, a wholly owned subsidiary of Park National Corporation. The Plan's investments (including investments bought and sold as well as held during the year) appreciated (depreciated) in fair value during the years ended December 31, 2003 and 2002 as follows:

                                                                    DECEMBER 31,
                                                                 2003           2002
                                                             -----------    -----------
Park National Corporation Common Stock                       $ 6,835,876    $ 2,619,639
Vanguard Institutional Index 500 Portfolio Fund                1,172,399     (1,415,297)
Vanguard Fixed-Income Securities Short-term Corporate Fund           604         (2,283)
Vanguard Growth Index Fund                                       132,432       (164,082)
Vanguard Institutional Extended Market Fund                      277,105       (172,638)
Vanguard Balanced Index Fund                                     169,308       (149,758)
Vanguard Total International Stock Index Fund                    143,479        (95,997)
Vanguard Intermediate-Term Bond Index Fund                        (4,670)        38,251
                                                             -----------    -----------
                                                             $ 8,726,533    $   657,835
                                                             ===========    ===========

The following table represents the fair value of those investments that represent 5 percent or more of the Plan's net assets available for benefits as of December 31, 2003 and 2002:

                                                         DECEMBER 31,
                                                      2003           2002
                                                  -----------   -----------
*Park National Corporation Common Stock           $54,426,847   $44,070,827
Vanguard Institutional Index 500 Portfolio Fund     5,618,316     4,439,862
                                                  -----------   -----------
                                                  $60,045,163   $48,510,689
                                                  ===========   ===========

*Nonparticipant-directed

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)

4. INVESTMENTS (CONTINUED)

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                           FOR THE YEAR ENDED
                                                              DECEMBER 31,
                                                                 2003
                                                           ------------------
Beginning balance Park National Corporation Common Stock      $ 44,070,827
Changes in net assets:
  Contributions                                                  4,985,950
  Net realized and unrealized appreciation in fair value         6,835,876
  In-kind stock distributions                                   (1,465,806)
                                                              ------------
Ending balance Park National Corporation Common Stock         $ 54,426,847
                                                              ============

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated September 30, 2003 stating that the Plan is qualified under Section 401(a)of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                            Park National Corporation
                         Employees Stock Ownership Plan

                    Notes to Financial Statements (continued)

6. PARTY IN INTEREST

The Plan held the following party-in-interest investments (at fair value):

                                                        DECEMBER 31,
                                                     2003          2002
                                                  -----------   -----------
Park National Corporation Common Stock            $54,426,847   $44,070,827
Certificates of Deposit issued by Park National
         Corporation Affiliates                     2,716,720     3,284,643
                                                  -----------   -----------
                                                  $57,143,567   $47,355,470
                                                  ===========   ===========

Costs and expenses incurred in administering the Plan are paid by Park, which totaled $101,224 and $101,689 for 2003 and 2002, respectively.

7. FORM 5500 RECONCILIATION

Net assets available for benefits do not agree to the Form 5500 for 2003 and 2002. The Form 5500 total for net assets available for benefits does not include accrued interest and dividends of $450,628 in 2003 and $429,390 in 2002.

                       PARK NATIONAL CORPORATION EMPLOYEES
                              STOCK OWNERSHIP PLAN

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              SCHEDULE H, LINE 4(i)

                                DECEMBER 31, 2003

                                                                  EIN 31-1179518
                                                                        Plan 002

                          DESCRIPTION OF INVESTMENT                                    UNITS    MARKET VALUE
Cash and Equivalents:
 Northern Institutional Government Portfolio                                                    $    332,737
                                                                                                ------------
 Total Cash and Equivalents                                                                          332,737

Common Stock:
 Park National Corporation Common Stock                                               481,015     54,426,847
                                                                                                ------------
 Total Common Stock:                                                                              54,426,847

Mutual Funds:
 Vanguard Stock Index Fund                                                             55,201      5,618,316
 Vanguard Short-Term Corp Bond Fund                                                    96,385      1,040,961
 Vanguard Growth Fund                                                                  26,494        660,231
 Vanguard Extended Market Fund                                                         34,306        914,954
 Vanguard Intermediate-Term Bond Fund                                                  81,788        874,319
 Vanguard Balanced Fund                                                                62,511      1,142,069
 Vanguard International Fund                                                           48,033        511,070
                                                                                                ------------
 Total Mutual Funds:                                                                              10,761,920

Certificates of Deposit, issued by Park National Corporation bank affiliates:
 The Park National Bank                                                                            2,072,349
 Second National Bank                                                                                 92,570
 The Richland Trust Company                                                                          551,801
                                                                                                ------------
 Total Certificates of Deposit, issued by Park National Corporation affiliates:                    2,716,720
                                                                                                ------------

Total Assets Held for Investment Purposes:                                                      $ 68,238,224
                                                                                                ============

                       PARK NATIONAL CORPORATION EMPLOYEES
                              STOCK OWNERSHIP PLAN

                       SCHEDULE OF REPORTABLE TRANSACTIONS
                              SCHEDULE H, LINE 4(j)
                                DECEMBER 31, 2003

                                                               EI # - 31-1179518
                                                               Plan # 002

                                             (b)                                                            (h)
                                     DESCRIPTION OF ASSET                                              CURRENT VALUE
                                   INCLUDING MATURITY DATE,          (c)          (d)         (g)       OF ASSET ON      (i)
             (a)                      RATE OF INTEREST,           PURCHASE      SELLING     COST OF     TRANSACTION   NET GAIN
 IDENTITY OR PARTY INVOLVED         PAR OR MATURITY VALUE           PRICE        PRICE       ASSET         DATE       OR (LOSS)
-----------------------------  --------------------------------  -----------  ----------  -----------  -------------  ---------
CATEGORY (iii) - A SERIES OF TRANSACTIONS IN A SECURITY ISSUE AGGREGATING 5.0% OR MORE OF PLAN ASSETS

Northern Government Portfolio  Money Market Fund, 182 purchases  $ 6,404,216  $        -  $ 6,404,216                   $ -
Northern Government Portfolio  Money Market Fund, 201 sales                -   6,334,667    6,334,667                     -
Park National Corporation      Common Stock, 107 purchases         4,985,950           -    4,985,950                     -

There were no Category (i), (ii) or (iv) reportable transactions during the year ended December 31, 2003.

                            PARK NATIONAL CORPORATION
                         EMPLOYEES STOCK OWNERSHIP PLAN

                           ANNUAL REPORT ON FORM 11-K
                     FOR FISCAL YEAR ENDED DECEMBER 31, 2003

                                INDEX TO EXHIBITS

Exhibit No.                           Description
-----------                           -----------
  23.1         Consent of Independent Registered Public Accounting Firm -
               Ernst & Young LLP